[Form of Letter to Stockholders]

                                            January __, 1997

          Dear Stockholder:

               On January 14, 1997, the Board of Directors adopted a Stockholder Rights Plan. A summary of the Plan is enclosed.

               Our Stockholder Rights Plan is intended to protect stockholders in the event of coercive or unfair takeover tactics or an unsolicited attempt to acquire control of the Company in a transaction that the Board of Directors believes is not in your best interests.

               Over 1,700 other publicly-traded companies have adopted Stockholder Rights Plans similar to ours. Following a thorough review, and upon the advice of our financial and legal advisors, we have concluded that a Stockholder Rights Plan is the best available means of protecting your right to retain your equity investment in Hoenig Group Inc. and realize the full value of that investment.

               Our Stockholder Rights Plan was not adopted in response to any effort to acquire control of Hoenig Group Inc., and the Board of Directors is unaware of any such effort. The Plan has been adopted in order to strengthen the ability of the Board to protect your interests. The Plan is not intended to prevent a takeover of Hoenig Group Inc. at a fair and adequate price and will not do so. However, it should discourage any attempt to acquire Hoenig Group Inc. in a way or on terms not approved by your Board of Directors as being in the best interests of stockholders.

               In adopting the Stockholder Rights Plan, we are expressing our confidence that there are substantial long-term values inherent in Hoenig Group Inc. that we are working hard to achieve. Building our business for the future and striving to maximize value for stockholders remain the preeminent goals of your management and Board of Directors.

                              On behalf of the Board of Directors,